UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

136-20 38th Ave., Flushing, NY 11354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F    ☒              Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Definitive Material Agreements

On December 31,2020, Bit Digital, Inc. (the “ Company”) entered into a Securities Purchase Agreement (the “SPA”) with an accredited institutional investor (the “Holder”) to sell subordinated convertible notes (the “Notes”) up to an aggregate original principal amount of $1,650,000 with an original issue discount (OID) of 10% in a private placement.

The initial Note having an original principal amount of $1,100,000 shall be issued at the first closing and a second Note having an original principal amount of $550,000 shall be issued at a second closing, subject to the satisfaction of certain customary closing conditions as set forth in the SPA, and with respect to the second closing, a requirement that the Company file a registration statement for the registration of Ordinary Shares underlying the Notes (the “Initial Registration Statement”) pursuant to a Registration Rights Agreement, to be effective as of the date of the first closing, by and between the Company and the Holder (the “RRA”).

The Company will receive approximately $1,280,000 in net proceeds after the second closing, after deducting fees payable to broker-dealers and certain other transaction expenses, including fees and expenses of legal counsels in connection with the transaction.

The Notes are unsecured and are expressly junior to any existing or future debt obligations of the Company. The Notes shall bear interest at 8% per annum, increasing to 15% if not paid within three (3) months of the initial closing (“Maturity Date”) or otherwise upon an Event of Default (as defined in the Notes).

The Company has the right to redeem the Notes in whole and not in part at 110% of face value plus all accrued and unpaid interest thereon (and late charges, if any) during the first 60 days from issuance and at 120% of face value plus all accrued and unpaid interest on (and late charges, if any) thereafter, payable in cash. The Notes are also subject to redemption (at the election of the Holder) at 120% upon an Event of Default or a Change of Control (as such terms are defined in the Notes). The Notes include certain customary Events of Default. Upon the occurrence of a Bankruptcy Event of Default (as defined in the Notes), the Notes would automatically become immediately due and payable in cash in an amount equal to all outstanding principal, interest, and late charges multiplied by a redemption premium of 120%.

If the Notes are not earlier redeemed, the Notes shall be automatically converted into Ordinary Shares upon the effectiveness of the Initial Registration Statement at the Conversion Price then in effect (if no Event of Default has occurred, at the Standard Conversion Price then in effect, and if an Event of Default has occurred, at the Event of Default Conversion Price). The Standard Conversion Price is equal to the lower of $6.00 per share and 80% of the average of the three lowest VWAPs during the 15 trading days ending and including the date of conversion. The Event of Default Conversion Price is equal to 85% of the Standard Conversion Price.

The Registration Statement shall be filed within 30 days of the initial closing and declared effective within 90 days from the initial closing. Until 30 days from the effective date of the Registration Statement, as long as the Notes are outstanding, the Company will not issue any equity securities except Excluded Securities (as defined in the SPA). The Holder and its affiliates have not and will not enter into a short position while the Notes are outstanding.

The Company cannot enter a Fundamental Transaction (as defined in the Notes), unless the successor entity assumes all of the obligations under the Notes pursuant to written agreements satisfactory to the holder of the Notes, and the successor entity is a publicly traded corporation whose common equity or ordinary shares, as applicable, are quoted or listed on a national securities exchange.

The Company will be subject to certain customary affirmative and negative covenants.

This Report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to purchase the convertible Notes. The foregoing descriptions of the SPA, Notes and the Registration Rights Agreement are not complete and are qualified in their entirety by reference to the full text of such agreements, the forms of which are attached as Exhibit 99.1 through 99.3 to this Form 6-K.

Unregistered Sales of Equity Securities

On December 31, 2020, the Company entered into a Securities Purchase Agreement, a form of which is filed as Exhibit 99.1 to this Form 6-K, for the purchase of Notes (in the Form of Exhibit 99.2 to this Form 6-K) which are convertible into Ordinary Shares of the Company in accordance with the terms of the Notes. The intial closing and a second closing of the Notes are conditioned upon the satisfaction of certain conditions set forth in the Securities Purchase Agreement. Exemption from registration under the Securities Act of 1933, as amended (the “Act”) is claimed under Section 4(a)(2) of the Act and Rule 506 of Regulation D promulgated thereunder based on the representations and warranties contained in the Securities Purchase Agreement. Aggregate commissions of 10% of the gross proceeds will be paid to FINRA registered broker-dealers.

Exhibits

Exhibit No.	Description

99.1	Form of Securities Purchase Agreement

99.2	Form of Subordinated Convertible Note

99 .3	Form of Registration Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Erke Huang
Name:	Erke Huang
Title:	Chief Financial Officer

Date: December 31, 2020

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